

Mailstop 3233

August 31, 2018

<u>Via E-mail</u>
Mr. Paul Seavey
Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

> **Re:** **Equity Lifestyle Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 001-11718**

Dear Mr. Seavey:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities